WESTERN ALLIANCE BANCORPORATION
2700 West Sahara Avenue
Las Vegas, Nevada 89102
February 21, 2007
VIA EDGAR AND FACSIMILE
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Western Alliance Bancorporation Registration Statement on Form S-4 (File No. 333-140389)
Ladies and Gentlemen:
     Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, Western Alliance Bancorporation (“Western”) hereby requests that the Commission accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of Wednesday, February 21, 2007, or as soon possible thereafter. Western also requests the Commission to confirm such effective date and time in writing.
     In addition, Western hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Western from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Western may not assert this action as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

Very truly yours, WESTERN ALLIANCE BANCORPORATION
/s/ Randall S. Theissen
Name:	Randall S. Theisen
Title:	Senior Vice President & General Counsel